UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PHOTOWORKS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

71940B208

(CUSIP Number)

AMERICAN GREETINGS CORPORATION

One American Road

Cleveland, Ohio

Attention: Catherine M. Kilbane

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71940B208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Greetings Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 40,620,486
9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,620,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,620,486
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 96.5918%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 71940B208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AG.com, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 40,620,486
9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,620,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,620,486
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 96.5918%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 71940B208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Photo Merger Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 40,620,486
9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,620,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,620,486
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 96.5918%
14.	Type of Reporting Person (See Instructions) CO

This Amendment to Schedule 13D (this “Amendment No. 1”) supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 2007 (the “Original Schedule” and together with this Amendment No. 1, this “Schedule 13D”), on behalf of American Greetings Corporation, an Ohio corporation (“American Greetings”), AG.com, Inc., a Delaware corporation and indirect wholly owned subsidiary of American Greetings (“AG.com”), and Photo Merger Corporation, a Washington corporation and wholly owned subsidiary of AG.com (“Offeror”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings ascribed to them in the Original Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended to add the following information:

Offeror acquired 40,620,486 Common Shares (including the Subject Shares) pursuant to the Tender Offer at a price per share equal to $0.595. The aggregate purchase price for such Common Shares is $24,169,189, and will be paid by means of cash. Such cash was obtained from the ongoing free cash flow of American Greetings and its affiliates.

Item 4.	Purpose of Transaction

Item 4 is supplemented and amended to add the following information:

The purpose of the Tender Offer was to acquire control of, and the entire equity interest in, the Issuer. The Tender Offer, as the first step in the acquisition of the Issuer, was intended to facilitate the acquisition of all the Shares. The Tender Offer is expected to be followed by a merger to acquire all outstanding Common Shares not purchased pursuant to the Tender Offer or otherwise (the “Merger”).

On December 13, 2007, Offeror commenced the Tender Offer. The initial offering period expired at 5:00 p.m., New York City time, on Monday, January 14, 2008. According to Mellon Investor Services LLC, the depositary for the Tender Offer, as of such time, a total of 40,620,486 Common Shares (including the Subject Shares) had been validly tendered in the Tender Offer, which represented 96.5918% of all outstanding Common Shares. Pursuant to the Tender Offer, on January 14, 2008, Offeror accepted for payment all Common Shares validly tendered and not properly withdrawn prior to the expiration of the Offer.

Offeror intends to acquire the remaining outstanding Common Shares by means of the Merger. In the Merger, each outstanding Common Share (except for Common Shares purchased in the Tender Offer and certain other Common Shares) will automatically be converted into the right to receive $0.595 per share in cash.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a), (b) Each of American Greetings, AG.com and Offeror beneficially own 40,620,486 Common Shares (96.5918% of class) and have shared power to vote and dispose of such shares.

(c) Except as otherwise disclosed in this Schedule 13D, neither American Greetings, AG.com nor Offeror, and to the best knowledge of American Greetings, AG.com and Offeror, none of the persons named in Schedule I, has effected any transactions in the Common Shares during the past 60 days.

(d) Except as otherwise disclosed in this Schedule 13D, neither American Greetings, AG.com nor Offeror, and to the best knowledge of American Greetings, AG.com and Offeror, none of the persons named in Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2008	AMERICAN GREETINGS CORPORATION

	By:	/s/ Catherine M. Kilbane
Catherine M. Kilbane, Senior Vice President,
General Counsel and Secretary

Dated: January 18, 2008	AG.COM, INC.

	By:	/s/ Catherine M. Kilbane
Catherine M. Kilbane, Secretary

Dated: January 18, 2008	PHOTO MERGER CORP.

	By:	/s/ Catherine M. Kilbane
Catherine M. Kilbane, Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)